April 21, 2008

FILED VIA EDGAR

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Fidelity Bond Filing (40-17G/A)

Ladies and Gentlemen:

Pursuant to the requirements of Rule 17g-1(g)(1) under the Investment Company Act of 1940 (“1940 Act”), we are submitting for filing with the Commission this letter and the following documents:

1. a copy of Rider No. 8 to the joint fidelity bond that includes as an insured participant in the joint fidelity bond the following registrant:

IQ Legacy Fund (File No. 811-22163)

2. a copy of the resolutions of a majority of the Board of Trustees who are not “interested persons” of IQ Legacy Fund approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by such registered investment management company;

3. a statement showing the amount of the single insured bond that each investment company would have provided and maintained had it not been named as an insured under a joint insured bond (and showing that each investment company’s investment adviser, IQ Investment Advisors LLC, is also covered by, and pays part of the premium for, the joint fidelity bond); and

4. a copy of the amended and restated joint fidelity bond agreement dated as of March 14, 2008 between each of the investment companies covered by the bond pursuant to Rule 17g-1(f) under the 1940 Act.

Each of the documents listed above (1 through 4) is incorporated by reference to the Fidelity Bond filing (40-17G) on April 21, 2008 by IQ Legacy Fund (811-22163).

April 21, 2008

The premium for the joint fidelity bond has been paid for the period of October 26, 2007 through October 26, 2008.

IQ Legacy Fund has not commenced operations as of the date of this filing but is expected to commence operations within the second quarter of 2008. However, IQ Legacy Fund was added to the joint fidelity bond as an insured participant effective as of March 14, 2008.

If you have any questions regarding this filing, please contact me at 212-449-6577.

Very truly yours,

/s/ Colleen R. Rusch
Colleen R. Rusch
Chief Administrative Officer
IQ Investment Advisors LLC